EXHIBIT 99




FOR IMMEDIATE RELEASE

                                                           Contact: Don TenBarge
                                                                    812-423-6200

                                                               William W. Galvin
                                                          The Galvin Partnership
                                                                    203-618-9800


       Brill Media Company, LLC Reports First Quarter Fiscal 2002 Results:
                   Revenues Down 3%, Media Cashflow Down 15%

Evansville, IN, July 16 - Brill Media Company, LLC and Brill Media Management, Inc., (together referred to as the "Company"), operator of radio stations, newspapers and related businesses in middle markets, today reported results for the first quarter of fiscal 2002.

For the quarter ended May 31, 2001, revenues decreased 3% to $11.4 million from $11.8 million for the prior year while media cashflow decreased 15% to $2.9 million from $3.4 million. Newspaper revenues were down 2% with media cashflow declining by 17% from the same quarter last year. The radio operations experienced a revenue decrease of 5% and a 13% decrease in media cashflow for the same comparative quarter.

The Company reported a net loss of $3.1 million compared with a $2.3 million loss in the comparative quarter last year. This difference is primarily due to a decrease in revenues combined with increased operating expenses and a decrease in interest income.

Alan R. Brill, President and Chief Executive Officer, said, "Media companies throughout the US have been faced with a slower economy and weak advertising demand over the last six months. We have worked and are working aggressively in each market to maintain our top market share even though market revenues are down. We refuse to reduce the operating effectiveness we have built in recent years by over-reacting to this market contraction. As would be expected, sales commissions are down due to lower revenue but other expenses were reduced also. We believe this overall decline in the advertising market place to be a near-term situation; however, a resumption in the near-term of the very robust growth rates of past periods is unlikely.

"Over the coming quarters, we will continue to focus on market share, working to hold rate integrity and controlling expenses. All in all, our historical presence in each market lends strength to our operations and assures advertisers that we are in this for the long haul," Mr. Brill concluded.

Brill Media is a diversified media enterprise that currently owns, operates or manages thirteen radio stations in four markets and 27 publications in a large Michigan marketplace. All of the capital stock of the Company is owned by the President, Alan R. Brill.

                                    -Table Follows -


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                            BRILL MEDIA COMPANY, LLC
                         HISTORICAL FINANCIAL HIGHLIGHTS
                             (Dollars in Thousands)

                                       Three Months Ended May 31
                               Fiscal 2002     Fiscal 2001     % Change
                              --------------------------------------------------


Revenues                          11,432          11,792          (3.1)
Media Cashflow                     2,877           3,374         (14.8)
EBITDA                             1,853           2,379         (22.1)
Operating Income                     910           1,512         (39.8)
Net Income (Loss)                 (3,052)         (2,250)


The term Media Cashflow represents EBITDA plus incentive plan expense, management fees, time brokerage fees paid, acquisition related consulting expense and interest income from loans made by the Company to managed affiliates. EBITDA represents operating income plus depreciation and amortization expense. As used above Media Cashflow and EBITDA include the results of unrestricted subsidiaries and therefore differ from the same terms as defined in the Indenture for the Company's Senior Notes. Media Cashflow is not a measure of performance calculated in accordance with GAAP and in addition, the term Media Cashflow may not be comparable to related or similar measures as reported by other companies.

The matters discussed in this press release include forward-looking statements. In addition, when used in this press release, the words "intends to," "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including the impact of changes in national and regional economies, successful integration of acquired radio stations and newspapers (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, volatility in programming costs, the availability of suitable acquisitions on acceptable terms and the risk factors set forth in the Company's Registration Statement filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements that may be made to reflect any future events or circumstances.